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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                             Storm Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   862219-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Robert D. Cochran, Esq.,
--------------------------------------------------------------------------------
                     5201 Great America Parkway, Suite 320,
                          Santa Clara, California 95054
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                     4/30/97
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

-----------------------                                  ---------------------
  CUSIP NO. 98975F 10 1                 13D                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Seamax Engineering Pte Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Singapore

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,100,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,100,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,100,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.27%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO

------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                               Page 2 of 5 pages

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, $0.001 par value per share ("Storm Common Stock"), of Storm Technology, Inc., a Delaware corporation, whose principal executive offices are located at 1395 Charleston Road, Mountain View, California 94043.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is being filed by Seamax Engineering Pte Ltd. based upon its beneficial ownership of shares of Storm Common Stock. Seamax's business address Blk. 6001, Bedok Ind. Park C#02-2280/2282, Singapore 1647. Seamax's principal occupation is trading of electronic and computer products.

         During the last five years, Seamax has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Seamax is a corporation organized under the laws of Singapore.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Statement relates to the acquisition of 1,100,000 shares of Storm Common Stock.by Seamax Engineering from Primax Electronics Ltd. on April 30, 1997 at a price per share of $1.75, for a total price of $1,925,000. The source of funds is a bank.

ITEM 4.  PURPOSE OF TRANSACTION.

         The securities to which this Statement relates were acquired by Seamax from Primax in order to make a long-term investment.

         Seamax has no present plans or proposals which may relate to or would result in:

         (a) The acquisition or disposition of any additional securities of the Issuer by any person;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies or the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                               Page 3 of 5 pages

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number and percentage of shares of Storm Common Stock beneficially owned by Seamax are 1,100,000 shares and 9.27%, respectively.

         (b) Seamax has sole voting and investment power with respect to all of the shares of Storm Common Stock to which this Statement relates.

         (c) On April 30, 1997, the Sale was consummated. Seamax has not otherwise acquired or disposed of any shares of Storm Common Stock within the last 60 days.

         (d) Other than the persons disclosed on Item 2 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds form the sale of, the Stock.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the subject Stock Purchase Agreement and the Amendment, Seamax has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Storm, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


       Exhibit                      Description
       -------                      -----------
          1 Stock Purchase Agreement dated April 1, 1997 and effective April 30, 1997, between Primax Electronics, Ltd. and Seamax Engineering Pte Ltd.

          2 Amendment #1 to Stock Purchase dated April 30, 1997 between Primax Electronics Ltd. and Seamax Engineering Pte Ltd.

SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 8, 1997                            Seamax Engineering Pte Ltd.


                                       By: /s/ John Hsu

                                       Its: Managing Director
                                            -----------------------

                               Page 4 of 5 pages

                                  EXHIBIT INDEX


       Exhibit                     Description
       -------                     -----------

          1 Stock Purchase Agreement dated April 1, 1997 between Primax Electronics, Ltd. and Seamax Engineering Pte Ltd.

          2 Amendment #1 to Stock Purchase Agreement dated April 30, 1997 between Primax Electronics, Ltd. and Seamax Engineering Pte Ltd.


                               Page 5 of 5 pages